UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: February 24, 2021

(Date of earliest event reported)

RED OAK CAPITAL FUND IV, LLC

(Exact name of issuer as specified in its charter)

Delaware	84-3642502
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

625 Kenmoor Avenue SE, Suite 200
Grand Rapids, Michigan 49546
(Full mailing address of principal executive offices)

(616) 734-6099
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Senior Secured Bonds

ITEM 9. OTHER EVENTS

On October 29, 2020, Red Oak Capital Fund, IV, LLC, a Delaware limited liability company (“we,” “us,” “our,” or the “Company”), provided a $21,928,571 senior secured loan (the “Loan”) to M&M Iconic Venture LLC, a Michigan limited liability company, as previously disclosed in the Company’s Form 1-U filed on November 3, 2020. On February 24, 2021, the Company entered into that certain Loan Participation and Servicing Agreement (the “Participation Agreement”) whereby the Company sold a participation interest equal to approximately 68.4% of the Loan to AI 200 Walker Funding LLC, a Delaware limited liability company (the “Participant”), for a purchase price of $15,000,000. Pursuant to the terms of the Participation Agreement, the lenders shall split all interest payments and fees from the Loan according to their respective participation interest in the Loan, and the Company shall serve as the lead lender and primary servicer of the Loan. The Participant shall have consent rights over certain major decisions related to the Loan. If either lender disagrees over a major decision, then either party may initiate a buy/sell offer to the other lender whereby one lender’s entire participation interest in the Loan may be bought or sold by the other lender according to the terms of the Participation Agreement.

All terms of the Loan disclosed in the Company’s Form 1-U filed on November 3, 2020 remain unchanged.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Red Oak Capital Fund, IV, LLC, a Delaware limited liability company

Date: March 2, 2021	By:	/s/ Jason Anderson
Name: Jason Anderson
Title: Chief Financial Officer of the Sole Member of the Manager (Principal Financial Officer and Principal Accounting Officer)